NANO DIMENSION LTD.

2 Ilan Ramon

Ness Ziona

7403635 Israel

+972-73-7509142

May 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nano Dimension Ltd.
Registration Statement on Form F-3
File No. 333-278368

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Nano Dimension Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Friday, May 31, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP by calling Oded Har-Even at (212) 660-5002. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sullivan & Worcester LLP, Attention: Oded Har-Even, by email at ohareven@sullivanlaw.com and to Dotan Bar-Natan by email at Dotan.Bar-Natan@nano-di.com.

If you have any questions regarding this request, please contact Oded Har-Even of Sullivan & Worcester LLP at (212) 660-5002.

Very Truly Yours,

By:	/s/ Yoav Stern
Name:	Yoav Stern
Title:	Chief Executive Officer

cc:	Sullivan & Worcester LLP